FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

The Company determined as of June 30, 2011 (the last business day of its most recently completed second fiscal quarter), that less than 50 percent of its outstanding voting securities were directly or indirectly held of record by residents of the United States.  Because the share ownership percentage of United States residents of the Company is less than 50% and the Company is organized under the laws of the Yukon Territory, the Company is a “foreign private issuer” pursuant to Rule 3b-4 under the Securities Exchange Act of 1934, as amended. Foreign private issuers are not required to file its Quarterly Report to Shareholders with the SEC pursuant to Form 10-Q. Instead, we have furnished a copy of our Canadian Quarterly Report to Shareholders to the SEC under cover of Form 6-K.

The following exhibits are furnished with this Form 6-K:

99.1         March 31, 2012 Interim Consolidated Financial Statements

99.2         March 31, 2012 Management’s Discussion and Analysis

99.3            Chief Executive Officer’s Certification of Interim Filings

99.4            Chief Financial Officer’s Certification of Interim Filings

Cautionary Statement Regarding Forward-Looking Statements

The information furnished under cover of this Form 6-K contains both historical information and forward-looking statements (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Securities Act (Ontario)) that may state our intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements of the Company to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

These forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Numerous factors could cause actual results to differ materially from those in the forward-looking statements. Due to risks and uncertainties, including the risks and uncertainties identified in our Annual Information Form, actual results may differ materially from current expectations.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         the outcome of our arbitration under ICSID against the Bolivarian Republic of Venezuela;

•         the actual value realized from the disposition of the remaining Brisas Project related assets;

•         the result or outcome of the litigation regarding the enjoined hostile takeover bid for us;

•         the potential equity dilution in the event the convertible notes are converted in part or in whole to common shares;

•         our ability to maintain continued listing on the NYSE MKT and/or the TSX Venture;

•         corruption and uncertain legal enforcement;

•         political and social instability;

•         requests for improper payments;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         regulatory, political and economic risks associated with Venezuela including changes in laws and legal regimes;

•         impact of currency, metal prices and metal production volatility;

•         our dependence upon the abilities and continued participation of certain key employees;

•         the prospects for exploration and development of other mining projects by us; and

•         risks normally incident to the exploration, development and operation of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the relevant securities regulators.

(Signature page follows)

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 29, 2012

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO

3

Exhibit 99.1 Financial Statements (Unaudited)

4

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

 (Expressed in U.S. dollars)

	March 31, 2012	December 31, 2011
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)	$53,760,689	$57,677,370
Assets held for sale (Note 7)	–	450,000
Marketable securities (Note 5)	861,792	892,271
Deposits, advances and other	1,879,167	194,802
Total current assets	56,501,648	59,214,443
Property, plant and equipment, net (Note 7)	19,121,242	19,125,626
Total assets	$75,622,890	$78,340,069
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$2,139,550	$2,076,131
Accrued interest	1,641,816	234,545
Total current liabilities	3,781,366	2,310,676

Convertible notes (Notes 12, 14)	102,112,927	101,833,491
Total liabilities	105,894,293	104,144,167

Measurement uncertainty (Note 1)

SHAREHOLDERS' EQUITY

Serial preferred stock, without par value

Authorized:

Unlimited

Issued:

None

Common shares and equity units

246,167,909

244,023,265

Class A common shares, without par value

Authorized:

Unlimited

Issued and outstanding:

2012…59,751,472

2011…59,043,972

Equity Units

Issued and outstanding:

2012…500,236

2011…500,236

Contributed Surplus

5,171,603

5,171,603

Stock options (Note 9)

18,277,515

17,143,278

Accumulated deficit

(299,905,965)

(292,183,986)

Accumulated other comprehensive income

17,535

41,742

Total shareholders' deficit

(30,271,403)

(25,804,098)

Total liabilities and shareholders' deficit

$

75,622,890

$

78,340,069

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            s/ Chris D. Mikkelsen                                        s/ Patrick D. McChesney

5

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Expressed in U.S. dollars)

			January 1, 2010
	Three Months Ended March 31,		through
	2012	2011	March 31, 2012
OTHER INCOME
Interest	$1,230	$44,048	$360,356
Gain on disposition of marketable securities	7,373	198,191	1,021,692
Gain on sale of equipment	–	361,208	1,880,140
Gain on sale of subsidiaries (Note 10)	–	–	474,577
Gain on extinguishment of debt	–	–	1,304
Foreign currency gain (loss)	1,313	3,586	(13,765)
	9,916	607,033	3,724,304
EXPENSES
Corporate general and administrative	2,335,743	2,704,361	12,250,227
Venezuelan operations	354,377	347,741	3,354,288
Equipment holding costs	356,532	464,305	3,592,967
Write-down of machinery and equipment	–	–	4,400,755
Corporate communications	209,969	183,220	1,356,332
Legal and accounting	101,388	87,508	1,066,215
Arbitration (Note 3)	2,687,179	335,025	15,636,185
	6,045,188	4,122,160	41,656,969
Loss before interest expense	(6,035,272)	(3,515,127)	(37,932,665)

Interest expense	(1,686,707)	(1,650,495)	(15,038,837)
Net loss for the period	$(7,721,979)	$(5,165,622)	$(52,971,502)

Net loss per share, basic and diluted	$(0.13)	$(0.09)
Weighted average common shares outstanding	60,015,224	59,358,254

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Expressed in U.S. dollars)

			January 1, 2010
	Three Months Ended March 31,		through
	2012	2011	March 31, 2012
Net loss for the period	$(7,721,979)	$(5,165,622)	$(52,971,502)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(16,834)	(110,619)	1,316,452
Adjustment for realized gains included in net loss	(7,373)	(198,191)	(1,021,692)
Other comprehensive income (loss)	(24,207)	(308,810)	294,760
Comprehensive loss for the period	$(7,746,186)	$(5,474,432)	$(52,676,742)

The accompanying notes are an integral part of the consolidated financial statements.

6

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Three Months Ended March 31, 2012 and the Year Ended December 31, 2011

(Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive income	KSOP Debt

	Common Shares	Equity Units	Amount
Balance, December 31, 2010	58,769,851	500,236	$ 243,582,458	$ 5,171,603	$ 14,518,570	$(268,571,593)	$ 1,217,915	$ (110,691)
Net loss						(23,612,393)
Other comprehensive loss							(1,176,173)
Stock option compensation					2,723,577
Fair value of options exercised			98,869		(98,869)
Common shares issued for:
Option exercises ($0.16/share avg.)	95,921		15,778
Services ($1.83/share avg.)	178,200		326,160
KSOP allocation								110,691
Balance, December 31, 2011	59,043,972	500,236	244,023,265	5,171,603	17,143,278	(292,183,986)	41,742	-
Net loss						(7,721,979)
Other comprehensive loss							(24,207)
Stock option compensation					1,141,206
Fair value of options exercised			6,969		(6,969)
Common shares issued for:
Option exercises ($1.82/share avg.)	5,000		9,100
Services ($3.03/share avg.)	702,500		2,128,575
Balance, March 31, 2012	59,751,472	500,236	$ 246,167,909	$ 5,171,603	$ 18,277,515	$(299,905,965)	$ 17,535	$ -

The accompanying notes are an integral part of the consolidated financial statements.

7

GOLD RESERVE INC.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

			January 1, 2010
	Three Months Ended March 31,		through
	2012	2011	March 31, 2012
Cash Flows from Operating Activities:
Net loss for the period	$(7,721,979)	$(5,165,622)	$(52,971,502)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	1,141,206	1,454,790	3,964,315
Depreciation	6,093	23,981	206,968
Gain on extinguishment of debt	–	–	(1,304)
Gain on sale of equipment	–	(361,208)	(1,880,140)

Gain on sale of subsidiaries

	–	–	(474,577)

Write-down of machinery and equipment

	–	–	4,400,755

Amortization of premium on marketable

debt securities

	–	–	175,020
Accretion of convertible notes	279,436	243,196	2,373,192
Net gain on disposition of marketable securities	(7,373)	(198,191)	(1,021,692)
Shares issued for compensation	780,325	311,400	2,810,899
Changes in non-cash working capital:
Net decrease (increase) in deposits and advances	(336,115)	42,677	(54,591)

Net increase (decrease) in accounts payable

and accrued expenses

	1,470,690	1,260,452	(243,187)
Net cash used in operating activities	(4,387,717)	(2,388,525)	(42,715,844)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable securities	13,645	558,941	12,839,183
Purchase of marketable securities	–	(454,948)	(1,726,718)
Purchase of property, plant and equipment	(1,709)	(2,513)	(9,548,879)
Proceeds from sales of equipment	450,000	8,337,140	25,822,156
Decrease in restricted cash		–	9,489,777
Deconsolidation of subsidiaries		–	(1,429,655)
Net cash provided by investing activities	461,936	8,438,620	35,445,864
Cash Flows from Financing Activities:
Net proceeds from the issuance of common shares	9,100	3,625	68,539
Extinguishment of convertible notes	–	–	(683)
Net cash provided by financing activities	9,100	3,625	67,856
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(3,916,681)	6,053,720	(7,202,124)
Cash and cash equivalents - beginning of period	57,677,370	58,186,478	60,962,813
Cash and cash equivalents - end of period	$53,760,689	$64,240,198	$53,760,689

The accompanying notes are an integral part of the consolidated financial statements.

Note 1.          The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the “Company”) is engaged in the business of acquiring, exploring and developing mining projects. The Company is an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and is the successor issuer to Gold Reserve Corporation which was incorporated in 1956.

In February 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer. Generally, each shareholder exchanged its Gold Reserve Corporation shares for an equal number of Gold Reserve Inc. Class A Common shares. For tax reasons, certain U.S. holders elected to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Class A common share and is generally immediately convertible into a Gold Reserve Inc. Class A common share. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Equity Units as a group. At March 31, 2012, there were 500,236 Equity Units outstanding.

From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas gold and copper project located in the Kilometre 88 mining district of the State of Bolivar in south-eastern Venezuela (which we refer to as the “Brisas Project” or “Brisas”).  As further detailed in Note 3, we discontinued development of the Brisas Project after it was seized by the Bolivarian Republic of Venezuela (“Venezuela”) and are resolving our investment dispute through arbitration against Venezuela under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”).

Concurrent with the arbitration we are pursuing settlement of our dispute with Venezuela and are seeking to invest in or acquire alternative mining projects.  The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in U.S. dollars unless otherwise noted.

Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries, two Barbadian subsidiaries and one Aruban subsidiary which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s policy is to consolidate those subsidiaries where control exists. In Management’s opinion, all adjustments necessary for a fair statement are reflected in the interim periods presented.

Development Stage Enterprise. As a result of the seizure of the Brisas Project by the Venezuelan government, the Company was forced to abandon its development efforts on the project and, in 2009, expensed all capitalized costs associated with its development. The seizure resulted in the end of the development of the Brisas project and management considers January 1, 2010 the relevant inception date of the development of the Company’s new business of acquiring and exploring other mining projects. ASC 915 requires additional disclosures of development stage enterprises including cumulative amounts from the inception of the development stage.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  The Company manages the exposure of its cash and cash equivalents to credit risk by diversifying its holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation or estimated net realizable value. Included in property, plant and equipment is $29 million of equipment that has been adjusted to an estimated net realizable value of $19 million which is not being depreciated. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset.

Assets Held for Sale.   Long-Lived assets are classified as held for sale in the period in which certain criteria are met. Assets held for sale are measured at the lower of carrying amount or fair value less cost to sell and are not depreciated as long as they remain classified as held for sale.

Impairment of Long Lived Assets.  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available.

Foreign Currency. The U.S. dollar is the Company’s (and its foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. The Company uses the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Fair value of restricted stock issued as compensation is based on the grant date market value and expensed over the vesting period. The Company also maintains the Gold Reserve Director and Employee Retention Plan. Each Unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  Stock options, restricted stock and Units granted under their respective plans become fully vested and exercisable and/or payable upon a change of control.

Income Taxes. The Company uses the liability method of accounting for income taxes. Future tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The future tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Measurement Uncertainty. The realizable value of the remaining equipment, originally purchased for the Brisas Project, may be different than management’s current estimate. Any operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls,  import/export restrictions and government bureaucracy in the countries in which we may operate. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes.  Convertible notes are classified as a liability and are initially recorded at face value, net of issuance costs. The notes are subsequently accreted to face value using the effective interest rate method over the expected life of the notes, currently estimated to be June 15, 2012, with the resulting charge recorded as interest expense.

Comprehensive Loss.  Comprehensive loss includes net loss and other comprehensive income or loss. Other comprehensive loss may include unrealized gains and losses on available-for-sale securities and gains and losses on certain derivative instruments. The Company presents comprehensive loss and its components in the consolidated statements of comprehensive loss.

Financial Instruments.  Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. Cash and cash equivalents, deposits, advances, accounts payable and accrued expenses are accounted for at cost which approximates fair value.

Note 2.         New Accounting Policies:

In June 2011, the FASB issued Accounting Standards Update 2011-05 that requires changes in the presentation of comprehensive income. Effective for periods beginning after December 15, 2011, entities have the option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the updated guidance did not have an effect on the Company’s financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 which contains amendments resulting in common fair value measurement and disclosure requirements in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. This update is effective for periods beginning after December 15, 2011 and did not have a significant impact on the Company’s financial statements.

Note 3.        Expropriation of Brisas Project by Venezuela and Related Arbitration:

From 1992 to 2008 the Company focused substantially all of its management and financial resources on the development of the Brisas gold and copper project located in the Kilometer 88 mining district of the State of Bolivar in south-eastern Venezuela. After approval of the Brisas operating plan by the Ministry of Mines and the Environmental and Social Impact Study by the Ministry of Environment in 2003 and early 2007, respectively, the Ministry of Environment issued in March 2007, the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project (the “Authorization to Affect”) which authorized the commencement of construction activities on the Brisas Project.  In April 2008, the Ministry of Environment revoked, without notice, the Authorization to Affect.

In October 2009 we filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”), against the Bolivarian Republic of Venezuela (“Respondent”) seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct. Gold Reserve alleges violations of three provisions of the Canada-Venezuela BIT culminating in the effective expropriation of Gold Reserve’s sizable investments in the world-class Brisas gold/copper project and the promising Choco 5 property. In November 2009 our Request for Arbitration was registered by ICSID (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). Our claim includes the full market value of the legal rights to develop the Brisas Project at the date of the Tribunal’s decision, the value of the Choco 5 Property and interest on the claim calculated since the loss. Our claim as last updated in our July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of our reply) of approximately $400 million.

The full market value of the legal rights to develop the Brisas Project was measured by an independent expert pursuant to a fair market value standard utilizing three standard valuation approaches: (1) the Discounted Cash Flow (“DCF”) Approach, (2) the Comparable Publicly Traded Company (“CPTC”) Approach, and (3) the Comparable Transaction (“CT”) Approach. These three valuations converged in a reasonably consistent range of values, which were combined to arrive at a weighted average valuation based upon the independent expert’s qualitative assessment of the robustness of the data available to implement each valuation methodology.

Venezuela has numerous pending arbitration actions being pursued against it at this time before ICSID (See ICSID website-http://icsid.worldbank.org/ICSID/) and has reportedly settled and/or made full or partial payment for damages to a limited number of claimants in past months, although management has no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela. Based on the uncertain nature of arbitration under investment treaties, the timing and the amount of an award or settlement, if any, the likelihood of its collection and the timing thereof cannot be determined at this time.

In compliance with the schedule originally set by the Tribunal which has been amended by the Tribunal from time-to-time, we filed our initial written submission, referred to as the Memorial, in September 2010. Thereafter in April 2011, the Respondent submitted its response to the Company’s Memorial, referred to as the Counter-Memorial. Subsequent to that, the Company submitted its Reply to the Respondent’s Counter Memorial in July 2011 and finally Respondent filed its Rejoinder in December 2011. The Rejoinder was the last filing to be made prior to the oral hearing which was held February 13 to February 17, 2012.

 The oral hearing was the culmination of an extensive undertaking by the Company’s counsel, technical, legal and financial experts, as well as its employees which focused on the evidentiary record in the case and allowed counsel for both the Company and Respondent to address the issues of jurisdiction, liability and damages.  The oral hearing also allowed the Tribunal to hear testimony from certain fact and expert witnesses, as well as to address questions to each of the parties.

The Company and Respondent both submitted post-hearing briefs on March 16, 2012, commenting in conclusion on the full evidentiary record, as is typically permitted in such arbitrations. The Tribunal may request additional information from the parties and in any event may issue its decision thereafter.  It is typical for tribunals in this type of arbitration to require six to eighteen months (the historical average is approximately 1.2 years) to finalize and issue its decision.

Note 4.          Cash and Cash Equivalents:

	March 31,	December 31,
	2012	2011
US Treasury bills	$39,995,022	$40,000,000
Bank deposits	8,326,529	12,238,554
Money market funds	5,439,138	5,438,816
Total	$53,760,689	$57,677,370

At March 31, 2012 and December 31, 2011, the Company had approximately $216,000 and $88,000 respectively, in Venezuela. As of March 31, 2012, 87% of bank deposits were maintained in FDIC insured accounts.

Note 5.          Marketable Securities:

	March 31,	December 31,
	2012	2011
Fair value at beginning of year	$892,271	$2,263,923
Acquisitions	–	698,574
Dispositions, at cost	(6,272)	(894,053)
Realized gain on sale	(7,373)	(772,698)
Unrealized loss	(16,834)	(403,475)
Fair value at balance sheet date	$861,792	$892,271

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized. Realized gains and losses are based on the average cost method. As of March 31, 2012 and December 31, 2011, marketable securities had a cost basis of $844,257 and $850,529, respectively.

Note 6.         Fair Value Measurements:

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions.

	Fair value March 31, 2012	Level 1	Level 2	Level 3
Marketable securities	$ 861,792	$ 861,792	–	–

	Fair value December 31, 2011	Level 1	Level 2	Level 3
Marketable securities	$ 892,271	$ 892,271	–	–

Note 7.          Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
March 31, 2012
Machinery and equipment	$18,985,828	$–	$18,985,828
Furniture and office equipment	518,944	(468,696)	50,248
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	1,397,625	(1,312,459)	85,166
	$20,943,587	$(1,822,345)	$19,121,242

		Accumulated
	Cost	Depreciation	Net
December 31, 2011
Machinery and equipment	$18,985,828	$–	$18,985,828
Furniture and office equipment	517,235	(463,066)	54,169
Leasehold improvements	41,190	(40,727)	463
Venezuelan property and equipment	1,415,972	(1,330,806)	85,166
	$20,960,225	$(1,834,599)	$19,125,626

Machinery and equipment includes amounts paid for equipment previously intended for use on the Brisas project. At December 31, 2011 equipment with a carrying value of approximately $0.45 million was reclassified to assets held for sale and sold during the first quarter of 2012 for its carrying value. Equipment classified as assets held for sale at December 31, 2010 was sold during the first quarter of 2011 for $8.3 million and the Company recorded a gain on sale of $0.3 million.

Note 8.          KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders’ equity. Allocation of common shares or cash contributions to participants’ accounts, subject to certain limitations, is at the discretion of the Company’s board of directors. The fair market value of the shares when allocated is recorded in the statement of operations with a reduction of the KSOP debt account.  In 2011, the Plan allocated $127,220 cash and common shares valued at $110,690 to eligible participants.

Note 9.          Stock Based Compensation Plans:

Equity Incentive Plans

The Company has two equity incentive plans; the 1997 Equity Incentive Plan (last amended in March 2006 and last re-approved by the shareholders in June 2009, the “1997 Plan”) and the 2008 Venezuelan Equity Incentive Plan (approved by the shareholders in June 2008, the “Venezuelan Plan”).  Pursuant to TSX Venture rules the plans must be re-approved by Shareholders every year. Previous to February 1, 2012, the Plans were subject to Toronto Stock Exchange rules which required approval every three years. On June 10, 2011 the Venezuelan Plan was suspended and further grants from the 1997 Plan will be suspended after June 10, 2012 until re-approved by Shareholders. Both plans permit the grants of stock options, stock appreciation rights and restricted stock, or any combination thereof, and each shall be 10% of the Company’s outstanding shares. The Company provides newly issued shares to satisfy stock option exercises and for the issuance of restricted stock. The grants are made for terms of up to ten years with vesting periods ranging from immediate to up to 3 years.

Combined share option transactions for the three months ended March 31, 2012 and 2011 are as follows:

	2012		2011
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	5,185,188	1.42	3,178,102	2.39
Options exercised	(5,000)	1.82	(12,500)	0.29
Options expired	–	–	–	–
Options forfeited	–	–	–	–
Options granted	1,620,500	2.89	2,843,000	1.82
Options outstanding - end of period	6,800,688	1.77	6,008,602	2.13

Options exercisable - end of period	3,382,288	1.33	3,876,352	2.29

Options available for grant at end of period under 1997 plan	859,170		821,826
Options available for grant at end of period under Venezuelan plan	–		5,062,090

The following table relates to stock options at March 31, 2012:

	Outstanding Options				Exercisable Options
Exercise Price Range	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.29 - $0.29	1,079,188	$0.29	$3,982,204	1.68	1,079,188	$0.29	$3,982,204	1.68
$0.73 - $0.73	481,000	$0.73	1,563,250	1.96	481,000	$0.73	1,563,250	1.96
$1.82 - $1.82	2,670,000	$1.82	5,767,200	3.76	1,332,500	$1.82	2,878,200	3.76
$1.92 - $1.92	950,000	$1.92	1,957,000	9.19	-
$2.89 - $2.89	1,620,500	$2.89	1,766,345	4.84	489,600	$2.89	533,664	4.84
$0.29 - $2.89	6,800,688	$1.77	$15,035,999	4.32	3,382,288	$1.33	$8,957,318	3.00

During the first quarter of 2012 and 2011, the Company granted approximately 1.6 million and 2.8 million options, respectively. The Company recorded compensation expense during 2012 and 2011 of $1.1 million and $1.5 million, respectively, for stock options granted in 2012 and prior periods. As of March 31, 2012, compensation expense of $1.9 million related to unvested options remains to be recognized over the remaining vesting period.

The weighted average grant date fair value of options granted in the first quarter of 2012 and 2011 was calculated at $1.39 and $1.22, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

	2012	2011
Risk free interest rate	0.29%	1.88%
Expected Term	2.9 years	4.7 years
Expected volatility	65%	107%
Dividend yield	nil	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and expected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

Retention Units Plan

The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon achievement of certain milestones related to the Brisas project or in the event of a change of control.  The Company’s Board of Directors has considered, but not acted upon alternative vesting provisions for the units to more adequately reflect the current business objectives of the Company. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of March 31, 2012 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A shares, was approximately $7.7 million.

Note 10.        Related Party Transactions:

MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of MGC Ventures. On December 15, 2010, the non-affiliated shareholders of MGC Ventures approved the redemption of all of the shares of MGC Ventures common stock held by Gold Reserve. Gold Reserve received $0.9 million and recorded a gain on sale of subsidiary of $0.2 million. Prior to the redemption, Gold Reserve owned 12,062,953 common shares of MGC Ventures which represented 44% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at March 31, 2012 and December 31, 2011.  During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of Great Basin. On December 15, 2010, the non-affiliated shareholders of Great Basin approved the redemption of all of the shares of Great Basin common stock held by Gold Reserve. Gold Reserve received $1.2 million and recorded a gain on sale of subsidiary of $0.3 million. Prior to the redemption, Gold Reserve owned 15,661,595 common shares of Great Basin which represented 45% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at March 31, 2012 and December 31, 2011. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Note 11.        Shareholder Rights Plan:

The Company instituted a shareholder rights plan (the “Rights Plan”) in 1999. Since the original approval by the shareholders, the Rights Plan and the Rights Plan agreement have been amended and continued from time to time. In June 2009, the shareholders approved certain amendments to the Rights Plan including continuing the Shareholder Rights Plan until June 30, 2012. The Rights Plan is designed to give the Board of Director’s time to consider alternatives, allow shareholders time to properly assess the merits of a bid and insure they receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the “permitted bid” provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase Class A common shares of the Company at a 50% discount to the market price at the time.

Note 12.        Convertible Notes:

In May 2007, the Company issued $103,500,000 aggregate principal amount of Senior subordinated convertible notes, of which $102,347,000 remains outstanding as of March 31, 2012. The unsecured notes, bear interest at a rate of 5.50% annually, pay interest semi-annually in arrears and mature on June 15, 2022.  The notes are convertible into Class A common shares of the Company at the initial conversion rate, subject to adjustment, of 132.626 shares per $1,000 principal amount (equivalent to a conversion price of $7.54). Upon conversion, the Company generally has the option, unless there has occurred and is then continuing an event of default under the Company’s indenture, to deliver common shares, cash or a combination of common shares and cash for the notes surrendered.

Pursuant to the terms of the Indenture the note holders have the option to require the Company to repurchase the notes on June 15, 2012, at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest, in whole or in part, by delivering Cash and/or Common Shares (the “Put Option”). Beginning on June 16, 2012, the Company may, at its option, redeem all or part of the notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

In the event of a Fundamental Change which includes among other things a change of control as defined in the Indenture, the Company may be required to offer to repurchase the notes, in cash or shares at the Company’s discretion, at a purchase price equal to 100% of the principal amount of the notes plus accrued but unpaid interest unless there has occurred and is continuing certain events of default under the Company’s indenture.

The covenants contained in the 5.50% convertible note indenture are limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company.

The notes are classified as a liability and were initially recorded at face value, net of issuance costs. The notes are accreted to face value using the effective interest rate method over the expected life of the notes, currently estimated to be June 15, 2012, with the resulting charge recorded as interest expense. The Company capitalized interest and accretion on the notes until October, 2009, when the Company filed for arbitration and when Venezuela seized the Brisas Project. Thereafter all interest and accretion on the notes has been expensed. The Company has paid $5.6 million in interest on the notes during each of the last three years. As of March 31, 2012, convertible notes with a face value of $1,153,000 had been settled in cash or repurchased by the Company at a total cost of approximately $452,000.

On May 16, 2012, the Company notified the convertible note holders that they have the right to require the Company to purchase all or a portion of their Notes on or before June 15, 2012 (the “Put Option”) and that the Company will pay, in cash, any notes validly surrendered. Concurrently with the Put Option, the Company announced a restructuring agreement (the “Restructuring”), subject to shareholder approval, with its three largest note holders (“Large Note holders”), covering 87.8% of the Company’s outstanding Notes. (see note 14. Subsequent Event)

Note 13.       Litigation:

The Company is a party to litigation in the Ontario Superior Court of Justice related to a 2008 unsolicited takeover bid in which the defendants have made counterclaims totaling approximately $103 million. Our counsel with respect to this litigation matter has advised management that it is premature to determine the likely outcome of the litigation with substantial reliability. In the event that one or both defendants prevail with their counterclaims, the Company could be subject to the full amount of the combined damages noted above. However, based on the facts of the case, the activity through the filing date and the overall scope and context of the proceedings, management has concluded, that an estimate of the possible loss or range of loss cannot be made at this time.

Note 14.       Subsequent Event:

On May 16, 2012, the Company notified the convertible note holders that they have the right to require the Company to purchase all or a portion of their Notes on or before June 15, 2012 (the “Put Option”) and that the Company will pay, in cash, any notes validly surrendered. Concurrently with the Put Option, the Company announced a restructuring agreement (the “Restructuring”), subject to shareholder approval, with its three largest note holders (“Large Note holders”), covering 87.8% of the Company’s outstanding Notes. The holders of the remaining 12.2% of Company’s outstanding notes are herein referred to as the “Other Holders”.

Under the terms of the Restructuring which is subject to shareholder approval, the Notes of the Large Note holders that are not put to the Company for cash will be modified upon the following terms for each $1,000 in principal amount, plus any accrued and unpaid interest on the Notes through the date on which the Restructuring is consummated: $700 principal amount of Notes that are not put to the Company shall be exchanged for (i) $200.00 in cash, (ii) 147.06 Common Shares, and (iii) a pro rata portion of the aggregate 5% Contingent Value Right payable in respect of all Subject Notes; iv) a fee payable based on each holders pro rata percentage of Notes restructured in an aggregate amount of up to $1 million; and $300 principal of Notes that are not put to the Company shall remain outstanding and represent the same continuing indebtedness, subject to certain amended terms including the following:

(i) maturity date will be June 29, 2014; (ii) convertible into 250 shares of Common Stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iii) mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (iv) optional redemption for shares of Common Stock at the conversion price noted above plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days; and (v) redemption at maturity by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

Each Large Note holder will be entitled to a contingent value right (“CVR”) that will entitle them to receive, net of certain deductions, a pro rata portion of and aggregate amount of 5% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data, net of certain deductions. The proceeds may be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

The Company has filed a Tender Offer Statement on Schedule TO with the US Securities and Exchange Commission notifying all Note holders of the Put Option and expects to amend the Schedule TO to announce that the Restructuring will also be made available to Other Holders and to reflect the final terms of the proposed Restructuring of the Notes that has been agreed to with Large Note holders.

If the Shareholders do not approve the Restructuring, certain terms of the Notes will be amended subject to compliance with the Indenture (herein referred to as the “Alternative Transaction”). For the avoidance of doubt, all Other Holders that elect to participate in the Restructuring will receive the same treatment automatically. The more substantive amendments are expected to include the following:

(i) Put Option date will be Friday, September 14, 2012; (ii) common shares to be delivered upon exercise of the Put Option will have a floor price of $3.61 and a ceiling price of $4.00; (iii ) convertible into 250 shares of Common Stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iv) subject to mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (v) first priority blanket lien on all of the Company’s mining data to secure the Company’s obligations under the Notes.

The Company maintains Change of Control Agreements with each of the executive officers and several employees which were implemented by the Board to induce such individuals to remain with the Company and continue their involvement in the then ongoing development of the Brisas project and more recently, resolution of the investment dispute with Venezuela and the pursuit of new corporate opportunities. In addition, the directors, executive officers, and certain other employees are participants in the Director and Employee Retention Plan which contains vesting provisions linked to a change of control. In connection with the Restructuring described above, the Company’s executive officers, certain employees and directors will enter into Waiver Agreements, whereby such individuals will waive their rights to receive change of control payments that would otherwise be triggered pursuant to the Restructuring, excluding the Alternative Transaction as described above.

 In the event shareholders do not approve the Restructuring and Note holders tender to the Alternative Transaction, a change of control will likely result causing an estimated payout to individuals holding Change of Control Agreements and Retention Units at March 31, 2012,  determined exclusive of any gross-up payments as defined by the agreements, of approximately $22 million. In addition, under the terms of the Alternative Transaction, management would likely issue substantially more common shares in exchange for the tendered Notes, resulting in substantially more dilution to the existing shareholders.

99.2            Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
May 29, 2012 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes.

Any information contained in this report relating to our past development efforts for the Brisas Project and status of the Choco 5 property are presented only for informational and historical purposes and should not be construed as an indication of our expectations regarding the future development and operation of these properties or the outcome of the arbitration proceedings.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. The Company acquired the Brisas Project and the Choco 5 property in 1992 and 2000, respectively, both located in the Guayana region of Bolivar State, Venezuela.  From 1992 to 2008 we focused substantially all of our management and financial resources on the development of the Brisas Project.

After approval of the Brisas operating plan by the Ministry of Mines and the Environmental and Social Impact Study of the infrastructure and service works by the Ministry of Environment in 2003 and early 2007, respectively, the Ministry of Environment issued in March 2007, the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project (the “Authorization to Affect”) which authorized the commencement of construction activities on the Brisas Project. Based on the issuance of the Authorization to Affect, we commenced significant pre-construction efforts including accelerating detailed project engineering, hiring senior technical staff and awarding contracts for Brisas site prep, construction camp facilities, processing equipment, early-works construction equipment and various other site equipment and launched a number of environmental and social initiatives. In order to fund these activities, the Company completed the sale of approximately $180 million in debt and common shares.

In April 2008, Venezuela revoked the Authorization to Affect. This revocation and subsequent improper actions by Venezuela forced the Company to discontinue development of the Brisas Project and exploration of the Choco 5 property. In October 2009 we filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”), against the Bolivarian Republic of Venezuela (“Respondent”) seeking compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct. Gold Reserve alleges violations of three provisions of the Canada-Venezuela BIT culminating in the effective expropriation of Gold Reserve’s sizable investments in the world-class Brisas Project and the promising Choco 5 property. (See note 3 to the consolidated financial statements)

In November 2009 our Request for Arbitration was registered by ICSID (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)). Our claim includes the full market value of the legal rights to develop the Brisas Project at the date of the Tribunal’s decision, the value of the Choco 5 Property and interest on the claim calculated since the loss. Our claim as last updated in our July 2011 Reply totals approximately $2.1 billion which includes interest from April 14, 2008 (the date of the loss) to July 29, 2011 (the date of our reply) of approximately $400 million. The Company is well advanced in the arbitration process, with the oral hearing completed, as scheduled, on February 17, 2012.

The oral hearing was the culmination of an extensive undertaking by the Company’s counsel, technical, legal and financial experts, as well as its employees which focused on the evidentiary record in the case and allowed counsel for both the Company and Venezuela to address the issues of jurisdiction, liability and damages.  The oral hearing also allowed the arbitral tribunal to hear testimony from certain fact and expert witnesses, as well as to address questions to each of the parties.

The Company and Respondent both submitted post-hearing briefs on March 16, 2012, commenting in conclusion on the full evidentiary record, as is typically permitted in such arbitrations. The Tribunal may request additional information from the parties and in any event may issue its decision thereafter.  It is typical for tribunals in this type of arbitration to require six to eighteen months (the historical average is approximately 1.2 years) to finalize and issue its decision.

In December 2008, Rusoro (advised by Endeavour, Gold Reserve’s financial advisor from 2004 until shortly after the commencement of Rusoro’s offer) commenced an unsolicited offer to acquire all of the outstanding shares of the Company. The Ontario Superior Court of Justice subsequently granted an interlocutory injunction in February 2009, restraining Rusoro and Endeavour from proceeding until the disposition at trial of the action commenced by the Company. Rusoro and Endeavour have filed counterclaims against the Company for Cdn $102.5 million and $0.5 million, respectively. (See note 13 to the consolidated financial statements)

Our counsel with respect to this litigation matter has advised management that it is premature to determine the likely outcome of the litigation with substantial reliability. In the event that one or both defendants prevail with their counterclaims, the Company could be subject to the full amount of the combined damages noted above. However, based on the facts of the case, the activity through the filing date and the overall scope and context of the proceedings, management has concluded, that an estimate of the possible loss or range of loss cannot be made at this time.

In June 2011, the Company was advised by the NYSE MKT (the “NYSE”) that it intended to delist the Company’s common shares. The seizure of the Brisas Project by the Venezuelan authorities in October 2009, led the NYSE to conclude that the Company “no longer complied” with the NYSE’s continued listing rules. The Company appealed the NYSE’s decision and in October 2011, the Company received notice that the NYSE had accepted the Company’s plan to regain compliance with the NYSE’s listing standards (the “Plan”) by a targeted completion date of December 20, 2012. During this time the Company’s listing is being continued pursuant to the extension of the exception to the NYSE Listing Standards.

The Plan provides for an 18 month schedule (starting from the initial date of notice of non-compliance, June 20, 2011) whereby the Company expects to obtain a working interest in one or more acceptable mineral exploration properties with commensurate exploration expenditures made thereon.  The Company will continue to provide the NYSE staff with updates relative to the initiatives detailed in the Plan, including the specific milestones to be met by July 31, 2012, and December 20, 2012. There can be no assurance that the Company will be able to achieve compliance within the required time frame, and if the Company is not able to achieve compliance as outlined in the Plan or otherwise show progress consistent with the Plan, the Company will remain subject to delisting procedures as set forth in the Company Guide.

In November 2011, the Company was similarly advised by the Toronto Stock Exchange (the “TSX”) that it also intended to delist the Company’s common shares because, in its opinion, the Company “no longer complied” with its original listing rules as a result of the seizure of the Brisas Project. Although the Company appealed the TSX’s original determination, submitting a plan similar to that approved by the NYSE, the Company’s plans were not sufficiently advanced for the TSX to grant the Company additional time to regain compliance. As a result, trading of the Company’s common shares (symbol “GRZ.V”) moved from the TSX to the TSX Venture beginning February 1, 2012.

In May 2012 the Company entered into a an Option Agreement with Soltoro Ltd. (“Soltoro”) whereby Soltoro granted Gold Reserve the right to earn an undivided 51% interest in the La Tortuga property located in Jalisco State, Mexico. The Option Agreement allows the Company to acquire an undivided 51% interest by making an aggregate $650,000 in option payments to Soltoro as well as expending $3 million on the property over 3 years. At completion of the earn-in a joint venture agreement will be formalized. The Company may subsequently exercise of an option to acquire an additional 9% interest in the property for $2,000,000. Upon signing, he Company made an initial $50,000 option payment to Soltoro. La Tortuga is an 11,562 hectare property being investigated for its base and precious metal potential with occurrences of copper and gold mineralization over 49 square kilometers. Work on the property has included 151 line-kilometers of Induced Polarization, diamond drill holes, mapping and sampling and ground magnetics.

On May 16, 2012, the Company notified the note holders that they have the right to require the Company to purchase all or a portion of their Notes on or before June 15, 2012 (the “Put Option”) and that the Company will pay, in cash, any Notes validly surrendered. Concurrently with the Put Option, the Company announced a restructuring agreement (the “Restructuring”), subject to shareholder approval, with its three largest note holders (“Large Note holders”), covering 87.8% of the Company’s outstanding Notes. The holders of the remaining 12.2% of Company’s outstanding notes are herein referred to as the “Other Holders”. (See note 14 to the consolidated financial statements).

Under the terms of the Restructuring which is subject to shareholder approval, the Notes of the Large Note holders that are not put to the Company for cash will be modified upon the following terms for each $1,000 in principal amount, plus any accrued and unpaid interest on the Notes through the date on which the Restructuring is consummated: $700 principal amount of Notes that are not put to the Company shall be exchanged for (i) $200.00 in cash, (ii) 147.06 Common Shares, and (iii) a pro rata portion of the aggregate 5% Contingent Value Right payable in respect of all Subject Notes; iv) a fee payable based on each holders pro rata percentage of Notes restructured in an aggregate amount of up to $1 million; and $300 principal of Notes that are not put to the Company shall remain outstanding and represent the same continuing indebtedness, subject to certain amended terms including the following:

(i) maturity date will be June 29, 2014; (ii) convertible into 250 shares of Common Stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iii) mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (iv) optional redemption for shares of Common Stock at the conversion price noted above plus cash for any accrued and unpaid interest if the closing sale price of its common shares is equal to or greater than 200% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days; and (v) redemption at maturity by payment of cash in an amount equal to the principal plus accrued and unpaid interest thereon.

Each Large Note holder will be entitled to a contingent value right (“CVR”) that will entitle them to receive, net of certain deductions, a pro rata portion of and aggregate amount of 5% of the proceeds actually received by the Company with respect to the Arbitration proceedings or disposition of the Brisas Project mining data, net of certain deductions. The proceeds may be cash, commodities, bonds, shares or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR.

The Company has filed a Tender Offer Statement on Schedule TO with the US Securities and Exchange Commission notifying all Note holders of the Put Option and expects to amend the Schedule TO to announce that the Restructuring will also be made available to Other Holders and to reflect the final terms of the proposed Restructuring of the Notes that has been agreed to with Large Note holders.

Depending on the total number of bonds tendered, if any, and for which alternative, management estimates a maximum cash expenditure of approximately $25.2 million related to the Put Option and an estimated $15.4 million related to the Restructuring for a maximum combined total of $40.6 million. Likewise, depending on the election of the Note holders, the Company may issue from 11.4 million to 13.2 million common shares to repurchase the Notes.

If the Shareholders do not approve the Restructuring, certain terms of the Notes will be amended subject to compliance with the Indenture (herein referred to the “Alternative Transaction”). For the avoidance of doubt, all Other Holders that elect to participate in the Restructuring will receive the same treatment automatically. The more substantive amendments are expected to include the following:

(i) Put Option date will be Friday, September 14, 2012; (ii) common shares to be delivered upon exercise of the Put Option will have a floor price of $3.61 and a ceiling price of $4.00; (iii ) convertible into 250 shares of Common Stock per $1,000 (equivalent to a conversion price of $4.00) at any time after the closing date upon 3 days prior written notice to the Company; (iv) subject to mandatory redemption obligation for an amount of cash equal to 120% of the face value thereof plus accrued and unpaid interest upon certain events related to the receipt of proceeds connected with the arbitration proceedings or sale or other disposition of the Company’s mining data; (v) first priority blanket lien on all of the Company’s mining data to secure the Company’s obligations under the Notes.

In the event Shareholder approval of the proposed Restructuring is not obtained, it is expected the Large Note holders will retain the right to put their Notes to the Company, which could result in substantial dilution because the Company could not satisfy 20% of the Large Holder’s Notes for cash in an Alternate Transaction; and the limited waivers executed by the Company’s executive management and directors would not apply to the Alternate Transaction, thereby resulting in substantial change in control payments.

Management has identified a number of potential mineral prospects and has signed or is in the process of signing confidentiality agreements allowing access to the target company’s confidential information regarding such prospects. As with any similarly-situated mining company, we are evaluating multiple prospects at once as these efforts are subject to, among other things, the mineralized potential, the terms of any agreement, the level and quality of previous work completed by the target companies, schedules, weather and geography. Our selection process or criteria, among others, focuses on prospects that are promising and have potential for success and generally located in a politically friendly jurisdiction which has clear and well established mining, tax and environmental laws, an experienced mining authority and likely to be an open pit versus an underground prospect.

A determining factor in the Company’s current financial position and continuing results of operations is the substantial operating deficits and Brisas Project development costs incurred since 1992, the issuance of $183 million of convertible notes and common shares and the acquisition of approximately $125 million of equipment subsequent to the issuance of the  Authorization to Affect, the subsequent termination of the development of Brisas and Choco 5, as a result of the seizure of the Brisas Project, the ongoing ICSID arbitration, the write-down of previously capitalized costs and equipment associated with the project development and the ongoing efforts to dispose of such equipment.

Our objectives continue to be: (1) obtain a working interest in one or more acceptable mineral exploration properties; (2) diligently pursue the arbitration claim against Venezuela and minimize costs to the extent possible; (3) pursue an amicable settlement with Venezuela that may include a monetary agreement and/or project participation; (4) dispose of remaining assets previously purchased for the Brisas Project; and (5) redeem, restructure or otherwise modify the terms of the 5.50% convertible notes.

We have no commercial production at this time and, as a result, we have not recorded revenue or cash flows from mining operations and continue to experience losses from operations, a trend we expect to continue unless and until the investment dispute regarding Brisas is resolved favorably to the Company and/or we acquire or invest in an alternative project. Historically we have financed the Company’s operations through the issuance of common stock, other equity securities and convertible debt. The timing of any such new investment or transaction if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, sale of equipment originally slated for the Brisas Project, cash required to repurchase all or a portion of the convertible notes and/or future financings, if any.  The Company has only one operating segment, the exploration and development of mineral properties.

Financial Overview

Liquidity and Capital Resources

At March 31, 2012, the Company had cash and cash equivalents of approximately $53.8, million which represents a decrease from December 31, 2011 of approximately $3.9 million. The net decrease was primarily due to cash used by operations of $4.4 million offset by proceeds from sales of equipment of $0.5 million. The components of changes in cash are more fully described in the “Operating,” “Investing” and “Financing” Activities section below.

	2012	2011	Change
Cash and cash equivalents	$ 53,760,689	$ 57,677,370	$ (3,916,681)

As of March 31, 2012, our total financial resources, which include cash and cash equivalents, marketable securities and assets held for sale (which were liquidated in the first quarter of 2012), totaled approximately $54.6 million. In addition to these financial resources, the Company holds Brisas Project related equipment that it intends to dispose of in the near term. This equipment is carried on the balance sheet (as property, plant and equipment and assets held for sale) at its estimated fair value of approximately $19 million.

The primary future obligation of the Company is the $102.3 million 5.50% convertible notes. Pursuant to the terms of the Indenture governing the convertible notes, the Company notified the note holders on May 16, 2012 that they have the option to require the Company to repurchase the notes on June 15, 2012, at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest.  Concurrently, the Company announced the Restructuring Agreement, subject to shareholder approval, with its three largest note holders in connection with the Put Option. (See notes 12 and 14 to the consolidated financial statements, Overview and Contractual Obligations).

The Company maintains Change of Control Agreements with each of the executive officers and several employees which were implemented by the Board to induce such individuals to remain with the Company and continue their involvement in the then ongoing development of the Brisas project and more recently, resolution of the investment dispute with Venezuela and the pursuit of new corporate opportunities. In addition, the directors, executive officers, and certain other employees are participants in the Director and Employee Retention Plan which contains vesting provisions linked to a change of control. In connection with the Restructuring described above, the Company’s executive officers, certain employees and directors will enter into Waiver Agreements, whereby such individuals will waive their rights to receive change of control payments that would otherwise be triggered pursuant to the Restructuring, excluding the Alternative Transaction as described above.

 Depending on the total number of bonds tendered, if any, and for which alternative, management estimates a maximum cash expenditure of approximately $25.2 million related to the Put Option and an estimated $15.4 million related to the Restructuring for a maximum combined total of $40.6 million. Likewise, depending on the election of the Note holders, the Company may issue from 11.4 million to 13.2 million common shares to repurchase the Notes.

In the event shareholders do not approve the Restructuring and Note holders tender to the Alternative Transaction, a change of control will likely result causing an estimated payout to individuals holding Change of Control Agreements and retention Units at March 31, 2012,  determined exclusive of any gross-up payments as defined by the agreements, of approximately $22 million. In addition, under the terms of the Alternative Transaction, management would likely issue substantially more common shares in exchange for the tendered Notes, resulting in substantially more dilution to the existing shareholders.

The timing and extent of additional funding, if any, depends on a number of important factors, including, but not limited to the timing and outcome of our investment dispute with Venezuela, the extent and manner in which Note holders participate in the proposed Restructuring of the Notes as more fully described above in Overview, the timing and the amount of proceeds, if any, from the sale of Brisas Project related equipment, the extent of future acquisitions or investments, if any, status of the financial markets and our share price.

We believe that cash and investment balances and funds available from potential future equipment sales will be sufficient to enable us to fund our activities through 2013. As of May 29, 2012, we had approximately $53 million in cash and investments, which are held primarily in US dollar denominated accounts.

Operating Activities

Cash flow used by operating activities for the three months ended March 31, 2012 and 2011 was approximately $4.4 million and $2.4 million, respectively. Cash flow used by operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for certain non-cash income and expense items primarily related stock options and common shares issued in lieu of cash compensation, accretion of convertible notes, gains on sale of equipment and marketable securities,  and certain non-cash changes in working capital. Cash flow used by operating activities during the first quarter of 2012 increased from the prior comparable period primarily due to expenses connected with the arbitration.

Investing Activities

During the three months ended March 31, 2012, net cash provided by investing activities decreased approximately $8.0 million from the comparable period in 2011. Investing activities primarily consisted of the sale of Brisas Project related equipment and to a lesser extent transactions in marketable securities. As of March 31, 2012, the Company held approximately $19 million of Brisas project related equipment intended for future sale.

	2012	2011	Change
Proceeds (net of purchases) of marketable securities	$13,645	$ 103,993	$(90,348)
Purchase of property, plant and equipment	(1,709)	(2,513)	804
Proceeds from sale of equipment	450,000	8,337,140	(7,887,140)
	$ 461,936	$ 8,438,620	$ (7,976,684)

Financing Activities

The Company had no significant financing activities in the first quarter of 2012 and 2011. Net proceeds from the issuance of common shares relate to the exercise of employee stock options and totaled $9,100 and $3,625 during the three months ended 2012 and 2011, respectively.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of March 31, 2012:

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes(1)	$102,347,000	–	–	–	$102,347,000
Interest	59,105,393	$5,629,085	$11,258,170	$11,258,170	30,959,968
	$161,452,393	$5,629,085	$11,258,170	$11,258,170	$133,306,968

1         In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% convertible notes. As of March 31, 2012, $102,347,000 remains outstanding. The notes pay interest semi-annually and are due on June 15, 2022.  The notes are recorded on the balance sheet at amortized cost of approximately $102.1 million. Subject to certain conditions described elsewhere in this document, the notes may be converted into Class A common shares of the Company, redeemed or repurchased.

Pursuant to the terms of the May 2007 Indenture governing the Company’s Senior subordinated convertible notes, the Company notified the note holders on May 16, 2012 that they have the option to require the Company to repurchase the notes on June 15, 2012, at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest.  Concurrently, the Company announced the Restructuring Agreement, subject to shareholder approval, with its three largest note holders in connection with the Put Option. (See notes 12 and 14 to the consolidated financial statements and Managements Discussion and Analysis of Financial Condition and Results of Operations above).

The convertible notes are trading in the gray market often at a significant (15% to 25%) discount to face value. The terms of the indenture provide that the Company may repurchase the convertible notes in open market purchases or negotiated transactions. As of March 31, 2012, $1,153,000 face value of convertible notes have been settled in cash or repurchased by the Company at a total cost of $0.45 million. The covenants contained in the 5.50% convertible note indenture are limited to administrative issues such as payments of interest, maintenance of office or agency location, delivery of reports and other related issues. Likewise, events of default are defined as failure to pay interest and principal amounts when due, default in the performance of covenants, failure to convert notes upon holder’s exercise of conversion rights and similar provisions or the Company’s failure to give notice of a fundamental change which is generally defined as events related to a change of control in the Company. In the event of a change of control of the Company, the Company will be required to offer to repurchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued but unpaid interest with cash or Common Shares unless there has occurred and is continuing certain events of default under the Company’s indenture.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three months ended March 31, 2012 was approximately $7.7 million representing an increase of approximately $2.6 million over the comparable period in 2011.

	2012	2011	Change
Other Income	$ 9,916	$ 607,033	$ (597,117)
Total expenses	(7,731,895)	(5,772,655)	(1,959,240)
Net Loss	$ (7,721,979)	$ (5,165,622)	$ (2,556,357)

Other Income

We have no commercial production at this time and, as a result, other income is often variable from period to period due to one-time or otherwise variable sources of income. The decrease in other income was primarily due to decreases in gain on sale of equipment and gain on disposition of marketable securities.

	2012	2011	Change
Interest	$ 1,230	$ 44,048	$ (42,818)
Gain on disposition of marketable securities	7,373	198,191	(190,818)
Gain on sale of equipment	-	361,208	(361,208)
Foreign currency gain	1,313	3,586	(2,273)
	$ 9,916	$ 607,033	$ (597,117)

Expenses

Total expenses for three months ended March 31, 2012 increased by $2.0 million over the comparable period in 2011. The increase was primarily due to an increase in arbitration costs and expenses partially off-set by decreases in general and administrative expense and equipment holding costs.

The oral hearing in the Company’s arbitration against Venezuela was held during the first quarter of 2012. The hearing was the culmination of an extensive undertaking by the Company’s counsel, technical, legal and financial experts, as well as its employees. With the completion of the hearing and the filing of post hearing briefs, management expects a significant decrease in future costs associated with the arbitration. General and administrative expense decreased due to non-cash decreases in costs associated with the issuance of stock options. Equipment holding costs in decreased due to the sale of certain equipment.

	2012	2011	Change
Corporate general and administrative	$ 2,335,743	$ 2,704,361	$ (368,618)
Venezuelan expenses	354,377	347,741	6,636
Corporate communications	209,969	183,220	26,749
Legal and accounting	101,388	87,508	13,880
	3,001,477	3,322,830	(321,353)
Arbitration	2,687,179	335,025	2,352,154
Equipment holding costs	356,532	464,305	(107,773)
Interest expense	1,686,707	1,650,495	36,212
Total Expenses for the Period	$ 7,731,895	$ 5,772,655	$ 1,959,240

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of MGC Ventures. On December 15, 2010, the non-affiliated shareholders of MGC Ventures approved the redemption of all of the shares of MGC Ventures common stock held by Gold Reserve. Gold Reserve received $0.9 million and recorded a gain on sale of subsidiary of $0.2 million. Prior to the redemption, Gold Reserve owned 12,062,953 common shares of MGC Ventures which represented 44% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at March 31, 2012 and December 31, 2011.  During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also directors and/or officers and shareholders of Great Basin. On December 15, 2010, the non-affiliated shareholders of Great Basin approved the redemption of all of the shares of Great Basin common stock held by Gold Reserve. Gold Reserve received $1.2 million and recorded a gain on sale of subsidiary of $0.3 million. Prior to the redemption, Gold Reserve owned 15,661,595 common shares of Great Basin which represented 45% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at March 31, 2012 and December 31, 2011. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

EXHIBIT 99.3            Chief Executive Officer’s Certification of Interim Filings

Form 52-109F2

Certification of interim filings – full certificate

I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify the following:

  I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Gold Reserve Inc. (the “issuer”) for the interim period ended March 31, 2012.
  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
  The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)           designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)                   material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)                 information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)                 designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1    The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2    N/A

5.3    N/A

  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 29, 2012

/s/Rockne J. Timm

    Rockne J. Timm

    Chief Executive Officer

EXHIBIT 99.4            Chief Financial Officer’s Certification of Interim Filings

Form 52-109F2

Certification of interim filings – full certificate

I, Robert A. McGuinness, Chief Financial Officer of Gold Reserve Inc., certify the following:

  I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Gold Reserve Inc. (the “issuer”) for the interim period ended March 31, 2012.
  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
  The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)           designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(iii)                material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(iv)               information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(c)                 designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1    The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2    N/A

5.3    N/A

  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2012 and ended on March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 29, 2012

/s/Robert A. McGuinness

    Robert A. McGuinness

    Chief Financial Officer